Union Acquisition Corp.
400 Madison Avenue, Suite 11A
New York, New York 10017

February 26, 2018

VIA EDGAR

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Union Acquisition Corp.
Registration Statement on Form S-1
File No. 333-222744

Dear Ms. Ransom:

Union Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., February 27, 2018, or as soon thereafter as practicable.

Very truly yours,

UNION ACQUISITION CORP.

By:	/s/ Kyle P. Bransfield
Name: Kyle P. Bransfield
Title: Chief Executive Officer